SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

Grindr Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

39854F119

(CUSIP Number)

6770

(Primary Standard Industrial Classification Code Number)

James Fu Bin Lu c/o Grindr Inc.

750 N. San Vicente Boulevard STE RE1400

West Hollywood, CA, 90069 Telephone +1 (310) 878-9648

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39854F119

1	NAMES OF REPORTING PERSONS Longview Capital SVH LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,647,301
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 38,647,301
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,647,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]

The percentage used herein is calculated based on 177,016,170 shares of the Issuer’s common stock, consisting of i) 175,675,901 shares of the Issuer’s Common Stock outstanding as of May 9, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed May 10, 2024, plus ii) 1,336,124 shares of the Issuer’s Common Stock issuable to the Reporting Persons, to the extent the Reporting Persons elect to exercise 1,336,124 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price and (iii) 4,145 shares of the Issuer’s Common Stock underlying restricted stock units held by Mr. Lu that will vest within 60 days of this statement.

CUSIP NO. 39854F119

1	NAMES OF REPORTING PERSONS Longview Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,647,301
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 38,647,301
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,647,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 39854F119

1	NAMES OF REPORTING PERSONS Longview Grindr Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,647,301
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 38,647,301
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,647,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 39854F119

1	NAMES OF REPORTING PERSONS James Fu Bin Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,651,446
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 38,651,446
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,651,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Statement

This Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on November 28, 2022 (“Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Grindr Inc., a Delaware corporation (the “Issuer” or “Grindr”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

(a) Longview Capital SVH LLC (“Longview SVH”), Longview Capital Holdings LLC (“Longview”), and Longview Grindr Holdings Limited (“Longview Grindr”) beneficially own an aggregate of 38,647,301 shares of the Issuer’s Common Stock and Mr. Lu beneficially owns an aggregate of 38,651,446 shares of the Issuer’s Common Stock, in each case which in aggregate represents approximately 21.8% of the Issuer’s issued and outstanding Common Stock, based on 177,016,170 shares of the Issuer’s Common Stock, consisting of i) 175,675,901 shares of the Issuer’s Common Stock outstanding as of May 9, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed May 10, 2024, plus ii) 1,336,124 shares of the Issuer’s Common Stock issuable to the Reporting Persons, to the extent the Reporting Persons elect to exercise 1,336,124 warrants to purchase shares of the Issuer’s Common Stock held at a $11.50/share exercise price and iii) 4,145 shares of the Issuer’s Common Stock underlying restricted stock units held by Mr. Lu that will vest within 60 days of this statement.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

(b) Reporting Person James Fu Bin Lu, as sole equityholder in Longview, which is the sole equityholder in Longview Grindr, which is the sole equityholder in Longview SVH, has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of) 38,651,446 shares of the Issuer’s common stock held by James Fu Bin Lu, Longview, Longview Grindr and Longview SVH, subject to the information incorporated by reference into this Item 5.

(c) The following table sets forth all transactions with respect to the Issuer’s Common Stock during the past sixty days:

Name	Date of Transaction	Nature of Transaction	Amount of Securities	Price Per Share		When and How the Transaction was Effected
James F. Lu	05/13/2024	Sale of Common Stock	11,270	$10.0002		Open Market Sale
Longview SVH	05/13/2024	Sale of Common Stock	14,779	$10.0082	(1)	Open Market Sale
James F. Lu	05/14/2024	Sale of Common Stock	7,417	$10.25		Open Market Sale
Longview SVH	05/15/2024	Sale of Common Stock	1,000,000	$10.00		Registered Private Sale
Longview SVH	05/15/2024	Sale of Common Stock	21,063	$10.0211	(2)	Open Market Sale
Longview SVH	05/16/2024	Sale of Common Stock	281,427	$9.5784	(3)	Open Market Sale
Longview SVH	05/17/2024	Sale of Common Stock	94,634	$9.4762	(4)	Open Market Sale

(1)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $10.00 to $10.15, inclusive.
(2)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $9.83 to $10.20, inclusive.
(3)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $9.49 to $9.79, inclusive.
(4)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $9.42 to $9.63, inclusive.

The shares of Common Stock were sold in connection with the partial repayment of a term loan for which shares of the Issuer’s Common Stock are pledged. Except as set forth in this Item 5(c), the Reporting Persons have not effected any transactions in the shares of Issuer’s Common Stock of the Issuer during the past 60 days.

(d) Subject to the information incorporated by reference into this Item 5, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 38,651,446 shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.2	Joint Filing Agreement (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2024

LONGVIEW CAPITAL SVH LLC

By:	/s/ James Fu Bin Lu
Name: James Fu Bin Lu
Title: Member

LONGVIEW GRINDR HOLDINGS LIMITED

By:	/s/ James Fu Bin Lu
Name: James Fu Bin Lu
Title: Director

LONGVIEW CAPITAL HOLDINGS LLC

By:	/s/ James Fu Bin Lu
Name: James Fu Bin Lu
Title: Member

JAMES FU BIN LU

By:	/s/ James Fu Bin Lu

ANNEX A

CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF LONGVIEW CAPITAL SVH LLC, LONGVIEW GRINDR HOLDINGS LIMITED AND LONGVIEW CAPITAL HOLDINGS LLC

The following table sets forth the name, position, address, principal occupation and citizenship of each control person, director and/or executive officer of Longview Capital SVH LLC, Longview Grindr Holdings Limited and Longview Capital Holdings LLC (each an “Instruction C Person”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name and Position of Officer or Director	Principal Business Address or Residence	Principal Occupation or Employment	Citizenship
James Fu Bin Lu	428 East Street Ste E, Grinnell, IA 50112	Sole member of Longview Capital SVH LLC	United States of America
James Fu Bin Lu	428 East Street Ste E, Grinnell, IA 50112	Sole director and equityholder of Longview Grindr Holdings Limited	United States of America
James Fu Bin Lu	428 East Street Ste E, Grinnell, IA 50112	Sole member of Longview Capital Holdings LLC	United States of America